Filed  by  Associated  Banc-Corp
                                        (Registration  No.  333-74796)
                                        pursuant  to  Rule  425  under
                                        the  Securities  Act  of  1933,  as
                                        amended

                  [LETTERHEAD OF SIGNAL FINANCIAL CORPORATION]

Dear  Shareholder,

     We have been receiving several questions about the general process and timing of the proposed merger between Signal Financial Corporation (SFC) and Associated Banc-Corp (ASBC) announced on September 10, 2001.

     As you might expect, a merger is a very complex transaction which involves mandatory regulatory filings. A Registration Statement on Form S-4 must be filed with the Securities and Exchange Commission (SEC), which will include a Combined Proxy Statement/Prospectus of SFC and ASBC. You will receive a copy of the Combined Proxy Statement/Prospectus as soon as it is available for distribution.

     This letter is intended to answer the questions we have been asked regarding the timing of the closing of this transaction. Please be aware that the timeline could be subject to change for a variety of reasons. Presently, the approvals required from banking authorities have been obtained and the Registration Statement has been filed with the SEC. Once the SEC has declared the Registration Statement effective, then we will call a meeting of the shareholders of SFC to discuss and vote upon the merger (the Combined Proxy Statement/Prospectus will accompany the notice for that meeting). We currently expect that the Shareholders' Meeting will be held in February, 2002. If the merger is approved by SFC shareholders (a simple majority of SFC shares is required to approve the transaction), the merger will be effected as soon as possible following such approval and the satisfaction of the other conditions to the consummation of the merger.

     If the merger is consummated, each SFC shareholder will be given the option to elect to receive:

     1. ASBC stock at the exchange rate of 7.5 shares of ASBC stock for each share of SFC stock owned; or

     2.   cash  at  the  rate  of  $276.83 for each share of SFC stock owned; or

     3.   a  combination  of  ASBC  stock  and  cash  at the rates stated above.

Under the terms of the merger agreement, the cash portion of the merger consideration (that is, the cash payable to those electing to receive cash, and the cash payable for fractional shares and dissenters' shares) must equal $58,351,307. In the event that the shareholders elect more cash than is available, then those electing cash will receive less cash and more shares, on a pro rata basis. In the event that the shareholders elect less cash than is available, then those electing stock will receive less shares and more cash, on a pro rata basis.

Many of our shareholders hold their stock in IRAs, 401(k)s, profit sharing plans, and the ESOP, as well as some stock in their own names. All shareholders will be given the opportunity to designate which of their shares (subject to the allocation process outlined above) shall be exchanged for cash or stock and the order for such exchange.

You are encouraged to consult with your trusted advisors on what, if any, tax, distribution, or other financial planning issues you may be now facing.

Please be advised that, under the terms of the merger agreement, we are not allowed to purchase any of our stock prior to the closing of the transaction.

We  continue  to  appreciate  your  steadfast  support  of  Signal  Financial
Corporation.

     In connection with the proposed merger between ASBC and SFC, a Registration Statement on Form S-4 has been filed with the SEC. Shareholders of SFC are encouraged to read the Registration Statement, including the final Combined Proxy Statement/Prospectus that will be part of the Registration Statement, because it will contain important information about the proposed merger. The Registration Statement and any amendments thereto are available for free on the SEC's web site (www.sec.gov). Once the Registration Statement has been declared effective by the SEC, the Registration Statement will also be available for free from ASBC's and SFC's respective corporate secretaries.

     This letter contains forward-looking statements about ASBC and SFC and their proposed merger. These statements include descriptions of the anticipated timing of the closing of the transaction. Forward-looking statements, by their nature, involve a number of risks and uncertainties. A number of factors--many of which are beyond ASBC's and SFC's control--could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. ASBC and SFC undertake no obligation to update forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.


Sincerely,

/s/ John H. LeMay


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